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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           ALL-COMM MEDIA CORPORATION
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    016627101
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                                 (CUSIP Number)

                                   Seth Antine
                                 2120 Bay Avenue
                               Brooklyn, NY 11210
                                  718-951-0610
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 1996
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                    Schedule 13D
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CUSIP No.  016627101                13D                       Page 2 of 10 Pages
          -----------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Seth Antine

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.

                           7.       SOLE VOTING POWER
  NUMBER OF                         165,260
   SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER
  OWNED BY                          -0-
    EACH
  REPORTING                9.       SOLE DISPOSITIVE POWER
 PERSON WITH                        365,260

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    365,260

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     4.32%

14.      TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                                              Page 3 of 10 Pages

         This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 10, 1996 (the "Original Statement"), of Seth Antine. All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Antine owns 165,260 shares of the Company's Common Stock and Warrants to purchase an additional 200,000 shares of Common Stock. Assuming that all Warrants were exercised and the total number of outstanding shares of the Company's Common Stock is 8,258,108 as of January 7, 1997, the number of shares owned by Mr. Antine would represent approximately 4.32% of the total outstanding.

         (b) Mr. Antine has the sole power to vote and to dispose of all shares of Common Stock which he owns.

         (c) On December 23, 1996, Mr. Antine converted 400 shares of Series B Convertible Preferred Stock ("Preferred Stock"), including all outstanding accrued dividends, into 165,260 shares of Common Stock at $1.25 per share.

         (e) On December 23, 1996, Mr. Antine ceased to be the beneficial owner of more than 5% of the Company's Common Stock.

Item 7.  Material to be Filed as Exhibits.

         1.  Amended and Restated Series B Conversion Agreement.


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                                                              Page 4 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 1997

                                                      /s/ Seth Antine
                                                     ---------------------------
                                                     Seth Antine